SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Amendment No. 6

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Solar Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83413U100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 83413U100	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 455,620
	6	SHARED VOTING POWER 2,208,261
	7	SOLE DISPOSITIVE POWER 455,620
	8	SHARED DISPOSITIVE POWER 2,208,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,663,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce J. Spohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,526
	6	SHARED VOTING POWER 2,208,261
	7	SOLE DISPOSITIVE POWER 67,526
	8	SHARED DISPOSITIVE POWER 2,208,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,275,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,285,013
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,285,013
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 715,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 715,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2013 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less Than 0.1%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

Introductory Note for Schedule 13G

This Amendment No. 6 to the Schedule 13G (this “Amendment No. 6”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015 (the “Original Schedule 13G”), the information set forth in Amendment No. 1 to the Original Schedule 13G filed with the Securities and Exchange Commission on November 16, 2015 (the “Amendment No. 1”), the information set forth in Amendment No. 2 to the Original Schedule 13G filed with the Securities and Exchange Commission on February 5, 2016 (the “Amendment No. 2”), and the information set forth in Amendment No. 3 to the Original Schedule 13G filed with the Securities and Exchange Commission on February 9, 2017 (the “Amendment No. 3”), the information set forth in Amendment No. 4 to the Original Schedule 13G filed with the Securities and Exchange Commission on February 13, 2018 (the “Amendment No. 4”), and the information set forth in Amendment No. 5 to the Original Schedule 13G filed with the Securities and Exchange Commission on February 10, 2020 (the “Amendment No. 5” and collectively with the Original Schedule 13G and the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and the Amendment No. 4, the “Schedule 13G”). This Amendment No. 6 is filed on behalf of Mr. Michael S. Gross; Mr. Bruce J. Spohler; Solar Capital Investors, LLC, a Delaware limited liability company (“Solar I”); Solar Capital Investors II, LLC, a Delaware limited liability company (“Solar II”); and the 2013 Grantor Retained Annuity Trust setup by and for Mr. Gross and for which he acts as sole trustee (the “GRAT”) to report their beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of Solar Capital, Ltd., a Maryland corporation (the “Issuer”).

This Schedule 13G, as amended by Amendment No. 6, relates to Common Stock of the Issuer purchased by Mr. Gross directly in his personal accounts and by Mr. Gross indirectly through Solar I, Solar II, the GRAT, certain trusts for the benefit of his family members, a profit sharing plan in which Mr. Gross is the sole participant (the “Profit Sharing Plan”) and Solar Capital Partners Employee Stock Plan, LLC (the “SCP Plan”), which is controlled by Solar Capital Partners, LLC (“Solar Partners”). This Schedule 13G, as amended by Amendment No. 6, also relates to the Common Stock of the Issuer purchased by Mr. Spohler directly in his personal accounts and indirectly through Solar I, Solar II and the SCP Plan. Mr. Gross and Mr. Spohler are controlling members of Solar I, Solar II and Solar Partners. Solar Partners is the controlling member of the SCP Plan, and thus, Mr. Gross and Mr. Spohler direct the control of the SCP Plan through Solar Partners. Mr. Gross serves as the sole trustee of the GRAT and the trusts for the benefit of family members and, as a result, has sole power to direct the vote and disposition of those shares of Common Stock held by the GRAT and the family trusts. Mr. Gross is the sole participant in the Profit Sharing Plan, and thus, has sole power to direct the vote and disposition of those shares of Common Stock held by the Profit Sharing Plan. Mr. Gross, as beneficial owner of the shares held directly in his personal accounts and indirectly by Solar I, Solar II, the GRAT, the Profit Sharing Plan and the SCP Plan, may direct the vote and disposition of 2,663,881 shares of Common Stock. Mr. Spohler, as the beneficial owner of shares held directly in his personal accounts and indirectly by Solar I, Solar II and the SCP Plan, may direct the vote and disposition of 2,275,787 shares of Common Stock. Of the above shares, Solar I holds 1,285,013 shares of Common Stock and may direct the vote and disposition of those shares. Solar II holds 715,000 shares of Common Stock and may direct the vote and disposition of those shares. The GRAT holds 20,000 shares of Common Stock and may direct the vote and disposition of those shares. Messrs. Gross and Spohler, as the controlling members of Solar Partners, are deemed to indirectly beneficially own the 208,248 shares of Common Stock held by the SCP Plan. Mr. Gross, as the sole participant in the Profit Sharing Plan, is deemed to directly beneficially own the 97,250 shares of Common Stock held by the Profit Sharing Plan. The Schedule 13G is hereby amended and restated to read as follows:

Item 1(a)	Name of Issuer.

Solar Capital Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Park Avenue

New York, NY 10022

Item 2(a)	Name of Person Filing.

Mr. Michael S. Gross, Mr. Bruce J. Spohler, Solar Capital Investors, LLC (“Solar I”), Solar Capital Investors II, LLC (“Solar II”) and the 2013 Grantor Retained Annuity Trust (“GRAT”).

Item 2(b)	Address of Principal Business Office for All Reporting Persons.

500 Park Avenue

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

Each of Mr. Gross and Mr. Spohler is a United States citizen. Each of Solar I and Solar II is a limited liability company organized under the laws of the State of Delaware. The GRAT is a trust organized under the laws of the State of New York.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

83413U100.

Item 3	Reporting Person.

Not Applicable.

Item 4	Ownership.

(a)

Mr. Gross is the beneficial owner of 2,663,881 shares of Common Stock. Mr. Spohler is the beneficial owner of 2,275,787 shares of Common Stock. Solar I is the beneficial owner of 1,285,013 shares of Common Stock. Solar II is the beneficial owner of 715,000 shares of Common Stock. The GRAT is the beneficial owner of 20,000 shares of Common Stock.

(b)

Mr. Gross is the beneficial owner of 6.3% of the outstanding Common Stock, and Mr. Spohler is the beneficial owner of 5.4% of the outstanding Common Stock. Solar I is the beneficial owner of 3.0% of the outstanding Common Stock, and Solar II is the beneficial owner of 1.7% of the outstanding Common Stock. The GRAT is the beneficial owner of less than 0.1% of the outstanding Common Stock.

(c)

(i) Mr. Gross has sole voting and dispositive power with respect to 455,620 shares of Common Stock through his personal accounts, as the sole trustee of the GRAT and other family trusts and the sole participant in the Profit Sharing Plan. Mr. Gross, as a controlling member of Solar I, Solar II and Solar Partners (and thus controlling the SCP Plan), has shared voting and dispositive power with respect to 2,208,261 shares of Common Stock, which are held by Solar I, Solar II and the SCP Plan.

(ii) Mr. Spohler has sole voting and dispositive power with respect to 67,526 shares of Common Stock through his personal accounts.As a controlling member of Solar I, Solar II and Solar Partners (and thus controlling the SCP Plan), Mr. Spohler has shared voting and dispositive power with respect to 2,208,261 shares of Common Stock, which are held by Solar I, Solar II and the SCP Plan.

(iii) As holder of the shares, Solar I has sole voting and dispositive power with respect to 1,285,013 shares of Common Stock.

(iv) As holder of the shares, Solar II has sole voting and dispositive power with respect to 715,000 shares of Common Stock.

(v) As holder of the shares, the GRAT has sole voting and dispositive power with respect to 20,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Michael S. Gross
Michael S. Gross

/s/ Bruce J. Spohler
Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Michael S. Gross
Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Michael S. Gross
Managing Member

2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Michael S. Gross
Michael S. Gross
Trustee